Exhibit 99.1

Xylo Technologies: Charging Robotics and Make My Day to
Deploy AI based EV Charging Management System

TEL AVIV, Israel, May 15, 2024 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo”), a technology-based company engaged in advanced innovative technologies, announces today that Charging Robotics, Inc. (OTC: FDOCD) (“Charging Robotics”), an innovator of wireless charging solutions held 67% by Xylo, as part of its collaboration with Make My Day Ltd. (“Make My Day”), a market leader in the field of electric vehicle (EV) fleet management for minimizing EV battery consumption, reached the final stages of development of their software for EV charging management in automatic car parks.

The charging management system uses machine learning and artificial intelligence (AI) algorithms in an attempt to meet the growing shortage of electricity for EV charging. With the rise in EV adoption, there is growing concern that a given facility’s available electricity supply will not be sufficient to fully charge all EVs parked in the typical automatic parking facility in the required time. In order to address this need, Charging Robotics and Make My Day jointly developed a charging management software that allows the wireless system in automatic car parks to prioritize the charge sequence for all present EVs and deliver the exact amount of electricity each EV needs.

This software uses predictive machine learning and AI algorithms to supply each EV the required amount of electricity needed for their respective driver’s planned drives. It also prioritizes the charge order based on the planned departure time of each driver, the vehicle type, driving style and other parameters. This software is based on Make My Day’s expertise in EV fleet management with the adaptations to the Charging Robotics system for wireless charging in automatic parking facilities. The software is seamlessly integrated into the Charging Robotics user interface and works with Charging Robotics’ system for wireless charging in automatic car parks, allowing drivers to charge EVs in places where the driver cannot physically access a charging plug.

Charging Robotics recently installed its wireless charging system as part of a pilot project in an automatic parking facility in Tel Aviv, Israel.

“We are pleased with the cooperation with Make My Day in developing this exciting feature. We believe that it will add value for our future customers and allow them to use limited electricity supply to optimally charge their EVs” said Hovav Gilan, CEO of Charging Robotics.

About Make My Day

Make My Day is a premier solution provider, that specializes in streamlining the transition and operation of electric vehicle (EV) fleets, contributing significantly to the reduction of CO2 emissions. Make My Day helps companies, fleets, and automotive leaders quickly and efficiently transition to all green electric vehicles using Make My Day technology.

www.makemydayapp.com

About Charging Robotics

Charging Robotics is developing various automatic wireless charging solutions such as robotic and stationary charging systems for EVs. Robotic solutions are intended to offer the driver the ability to initiate charging by use of a simple smartphone app that instructs an autonomous robot, which navigates under the EV for access and charging capabilities. Our stationary systems offer various charging solutions, including automatic car parks where the company’s system enables EVs to charge in places where drivers cannot connect plugs to sockets. For further information, visit: https://www.chargingrobotics.com

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’ affiliations in the medical solutions arena include the ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include Parazero Technologies Ltd., Zig Miami 54 LLC.

Xylo is traded on The Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release. For example, Xylo uses forward looking statement when describing the potential of Charging Robotics and Make My Days’ algorithmic solution to meet potential electricity shortages in automatic car parks.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents on third-party websites.

Company Contact:

Tali Dinar
Chief Financial Officer
ir@medigus.com

Investor Relations Contact:

Michal Efraty
Investor Relations,
michal@efraty.com